December 26, 2012

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: American States Water Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 1-14431

Dear Mr. Mew:

With respect to your letter dated December 20, 2012, regarding your review of our above-referenced filing, you request a response to the respective comments within 10 business days or for us to advise of when we would provide a response. I am writing to request additional time to provide our responses. Due primarily to the upcoming holiday and related vacation schedules of certain key individuals, I would appreciate an extension for our response until January 18, 2013.

Thank you for your consideration.

Very truly yours,

/s/ EVA G. TANG

Eva G. Tang
American States Water Company
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer